

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
F +1 617 951 7050
Kathleen.Nichols@ropesgray.com

August 19, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Edward P. Bartz

Re: PNC Funds (Registration Nos. 811-04416 and 033-00488) and PNC Advantage Funds
(Registration Nos. 811-07850 and 033-65690) <u>Response to Comments Regarding
Preliminary Proxy Statement filed on August 3, 2016</u>

Dear Mr. Bartz:

On August 3, 2016, PNC Funds and PNC Advantage Funds (together, the "Trusts" or the
"Registrants," and each of their series, a "Fund") filed a preliminary Proxy Statement (the
"Statement") pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended. On
August 10, 2016, you provided, via telephone, oral comments of the staff (the "Staff") of the U.S.
Securities and Exchange Commission (the "Commission") regarding the Statement. We
respectfully submit this comment response letter on behalf of the Registrants and have, for your
convenience, summarized the Staff's comments, followed by the Registrants' responses, in the main
body of text below.

1.   <u>Comment</u>: Please explain whether any changes are necessary to the Funds' fundamental
policies on borrowing (the "Borrowing Policies") before the Funds may rely on the Funds'
exemptive order (accession number 9999999997-16-017741) (the "Order") to engage in an
inter-fund lending facility.

<u>Response</u>: No changes are necessary to the Funds' fundamental investment policies on
borrowing before the Funds borrow in reliance on the Order. The Registrants respectfully
submit the following:

- The fundamental policy at issue was adopted in conformity with Section 8(b)
and Section 13 of the 1940 Act, which merely require each registered

investment company (a "fund") to recite the fund's policy in respect of borrowing money.

- o Those sections do not require a fund to adopt fundamental policies with respect to engaging in transactions with affiliated persons, and the Funds have no such fundamental policies.

- Each Fund's policy on borrowing, which reads in relevant part as follows: "No Fund may: Borrow money, issue senior securities or mortgage, pledge or hypothecate its assets except to the extent permitted under the 1940 Act,"[1] was drafted and clearly reads as a broad reservation of flexibility to borrow to the extent to the extent permitted under the 1940 Act.

- o In this respect, the Funds respectfully submit that the 1940 Act expressly permits Funds to borrow from entities other than banks for temporary purposes, and the conditions of the Order make clear that borrowings under the Order are for temporary purposes. See Section 18(g) ("nor shall [Senior Security], when used in this Section 18, include any such promissory note or other evidence of indebtedness [made to a bank or other person] in any case where such a loan is for temporary purposes only and in an amount not exceeding 5 per centum of the value of the total assets of the issuer at the time when the loan is made.")

- To the extent the Staff nonetheless reads the Fund's broad reservation of flexibility with respect to borrowing as also somehow representing a restriction on engaging in affiliated transactions other than those permitted by the 1940 Act, the registrant respectfully submits that borrowings under the Order would be effected in accordance with the 1940 Act. Not only does the Order operate to exempt the Funds from the provisions of Section 17(a) pursuant to authority within Section 17 of the 1940 Act, but Section 17(b) of

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[1] We note that certain Funds have a fundamental policy on borrowings stating that a Fund "May not borrow money, issue senior securities or mortgage, pledge or hypothecate its assets except to the extent permitted under the 1940 Act and the rules and regulations thereunder" and further provides that "With respect to investment limitation No. 3 above, the 1940 Act limits a Fund's ability to borrow money on a non-temporary basis if such borrowings constitute "senior securities," except that a Fund may borrow from banks and may mortgage, pledge or hypothecate its assets in connection with such borrowings, provided that immediately after any such borrowing the Fund has 300% asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) for all borrowings. Should a Fund's asset average fall below the required 300%, within three days thereafter (not including Sundays and holidays) the Fund must reduce the amount of its borrowings to an extent that the asset coverage will be at least 300%."

> the 1940 Act expressly contemplates that the Commission "shall grant" applications to conduct certain transactions meeting certain criteria. Registrant respectfully submits that the Staff regularly grants relief for inter-fund lending facilities of the type represented by the Order, evidencing that such inter-fund lending activities fall within the type of transaction contemplated *and intended to be permitted* by Section 17(b).

<p align="center">*   *   *   *   *   *</p>

The Funds' policy on borrowing is not misleading currently or when read in connection with the Funds' proposed policy on lending. Fundamental policies are often formulated differently across complexes as funds are launched and at other such occasions which permit a fund to change policies. We are not aware of the staff raising a concern that different formulations of fundamental policies could be misleading and we don't believe they are with respect to the Funds.

To provide further comfort to the staff, the Funds' propose the addition of clarifying language to their registration statements to remove any doubt as to the Funds' borrowing and lending activity as follows: (i) disclosure within the statutory prospectus about the existence of the inter-fund lending facility and that each Fund may borrow under the facility; and (ii) disclosure within a Fund's statement of additional information explaining that the fundamental policies were adopted at different times, may have different formulations, and that the different formulations of fundamental policies on the same or even different topics do not necessarily indicate funds will invest or operate differently (this disclosure would not be part of a Fund's fundamental policies which are unable to be changed without a shareholder vote), all together with a statement that would also advise investors to consider the Funds' other disclosure regarding its potential investment activities.

<p align="center">*   *   *   *   *   *</p>

As discussed with the Staff, the Funds' policy on borrowing is identical or substantially identical with the policies of a significant number of other fund complexes that rely on inter-fund lending exemptive orders. In fact, a number of fund complexes have recently amended their policies to adopt a policy identical to or substantially identical to the Funds' policy on borrowing. As such, the Funds believe that the fundamental policy on borrowing as currently stated is understood in the mutual fund industry as permitting funds to borrow in the context of an inter-fund lending program.

Finally, the Funds respectfully submit that their registration statements will, in accordance with the terms of the Order, include substantial disclosure regarding the terms, conditions and borrowing activities that the Funds may undertake in accordance with the Order. That language effectively informs any reader that the Funds intend to engage in inter-fund lending even if a reader may somehow read the fundamental policy at issue more narrowly than it should be read.

2. Comment: Please briefly explain in the section "Information About the Board and the Nominees" the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a trustee.

    Response: In response to this comment, the Registrants have added in the section "Information About the Board and the Nominees" the following disclosure:

    The cumulative background of the Nominees and the role each plays as a member of a board that collectively possesses the talents needed for the representation of shareholder interests, led to the conclusion that each Nominee should serve as a Trustee for the Trusts. Among others, the following attributes were specifically noted in the evaluation of the Nominees: Ms. Berry, an attorney by training, has been an executive in various aspects of the finance and mutual fund industry for more than thirty years. Ms. Bruce brings years of executive leadership and board-level experience in the financial services, asset management and mutual fund industries. Mr. Drosdick brings experience as a senior executive of a major corporation and as a director of both commercial and financial companies. Mr. Hancock has served in a leadership position in the asset management industry for numerous years. Mr. LaPorte, also an attorney, brings to the Board years of experience counseling different business entities. Mr. Matthews has served as the chairman of large enterprises and brings a significant depth of experience to the Board. Dr. Miller has demonstrated leadership and management abilities evidenced in his senior executive positions. Mr. Todd brings years of financial and accounting expertise to the Board, in addition to senior executive-level management experience.

    * * * * * *

The Registrants acknowledge the following: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc: Thomas R. Rus
       Mallory L. Bitar
       Jeremy C. Smith, Esq.